PANACHE BEVERAGE, INC.

40 W. 23rd Street, 2nd Floor

New York, NY 10001

December 20, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

ATTN: Larry Spirgel

Assistant Director

Re:   Panache Beverage, Inc.

Form 8-K

Filed August 24, 2011, as amended September 27, 2011

File No. 000-52670

Ladies and Gentlemen:

Thank you for your comment letter dated December 8, 2011, with respect to Form 8-K of Panache Beverage, Inc., a Florida corporation (the “Company”). This letter sets forth each of your comments with our responses below.

Form 8-K filed on August 24, 2011 as amended on September 27, 2011

General

1. It appears that you were a shell company as defined in Rule 12b-2 of the Exchange Act at the time of the acquisition of Panache LLC; therefore, you were required to provide Form 10 information under Items 2.01(f) and 5.01(a)(8) of Form 8-K. Under Item 9.01 of the Form 8-K/A filed on September 27, 2011 you stated that the audited financial statements of Panache, the accounting acquirer, and pro forma financial information will be filed within 71 days of the date of the report. Although we do not believe you were permitted to file the required information within 71 days of the business combination, we also note that you have yet to file the required information despite the passage of more than 71 days since the acquisition. Please revise the Form 8-K to include the audited financial statements of Panache LLC for the required periods and all the remaining disclosures required by Items 2.01 and 5.01 of Form 8-K.

Response 1: We disagree with the Commission’s statement that BMX Development was a shell company at the time of the acquisition of Panache LLC and was required to provide Form 10 information within four business days of the acquisition. A shell company is an entity that has, inter alia, no or nominal operations and no or nominal assets according to the definition set forth in Rule 405 under the Securities Act of 1933, as amended. For the year ended December 31, 2010, BMX Development had total assets of $115,615, which does not fall within the definition of “no or nominal assets”. It also did not have “no or nominal operations”, as the disclosures in the Form 10-K for the fiscal year ended December 31, 2010 reveal that it had a ongoing business in the motorcycle servicing, repair and accessories segment, as well as in the customizing of motorcycles. For the quarter ended June 30, 2011, BMX Development had total assets of $108,645, which does not fall within the definition of “no or nominal assets.” This was one month and one-half prior the August 19, 2011 closing of the Plan of Exchange and acquisition by BMX Development of Panache LLC.

Specifically, the Company was in the process of customizing three motorcycles in the recent period preceding the merger. We would be happy to provide an extensive amount of pictures if it would help the Commission in gaining a better understanding of our operations. In these projects we performed the following services:

·       Custom paint job

·       Raked frames

·       Added supercharger

·       Hide electrical wiring in frames

·       Add custom pipes

·       Add custom wheels

As a result of our factual assessment of the assets and operations of BMX Development, we conclude that BMX was not a shell company at the time of its acquisition of Panache LLC, and it would have an obligation to provide audited financial and pro forma information concerning Panache LLC within 71 days of the closing on August 19, 2011, instead of Form 10 information within four business days of the closing. Nonetheless, BMX Development provided Form 10 information (with the exception of an audit and pro forma information concerning Panache LLC) on September 27, 2011, in a good faith attempt to provide the investing public with more information about Panache LLC, although it was not required to do so since BMX Development was not a shell company.

Panache did perform preliminary work on its audit prior to the October 28, 2011 deadline of 71 days after the August 19, 2011 closing, but it was unable to work with its auditor to complete the process. Panache is now working diligently to produce an audit and post it on the SEC’s web site, and it has committed to do so by the end of the first week of January. In that week Panache will file an 8-K/A which will include the audited financial information.

2. Please revise the Form 8-K to highlight a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K. Please note the resale restrictions imposed by Rule 144(i) for one year following the consummation of the merger. Please add risk factor disclosure where appropriate.

Response 2: Inasmuch as BMX Development was not a shell company as defined in Rule 405 under the Securities Act of 1933, as amended, the limitation on the use of Rule 144 pursuant to Rule 144(i) in inapplicable to its stockholders.

3. In your amended Form 8-K, please provide disclosure pursuant to Item 5.06 of Form 8-K indicating a change in shell company status as of the date of the acquisition of Panache LLC.

Response 3: Inasmuch as BMX Development was not a shell company as defined in Rule

405 under the Securities Act of 1933, as amended, it is not necessary to provide disclosure pursuant to Item 5.06 of Form 8-K indicating a change in shell company status.

In connection with responding to these comments, we acknowledge that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.

Sincerely,

/s/ James Dale

James Dale

Chairman and Chief Executive Officer

cc: Harold H. Martin, Esq.